UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements dated July 14, 2009 issued by the registrant announcing interests of Persons Discharging Managerial Responsibilities (“PDMR”) in CSR ordinary shares and options to acquire CSR ordinary shares.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated July 14, 2009.
1.2	Regulatory announcement dated July 14, 2009.
1.3	Regulatory announcement dated July 14, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: July 14, 2009	By: /s/ Brett Gladden Brett Gladden Comapny Secretary

EXHIBIT 1.1

CSR plc

Interests of a PDMR in Ordinary Shares and Options

On 26 June 2009, CSR plc (‘CSR’) announced the completion of the merger between Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR and SiRF Technology Holdings, Inc, (‘SiRF’) which resulted in SiRF becoming a wholly owned subsidiary of CSR.

In connection with the completion of the merger, CSR has made certain appointments to executive functions creating additional PDMR’s.

Mr John Quigley has been appointed a PDMR of CSR. Prior to the merger, Mr Quigley held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which have been assumed by CSR.

With effect from completion, these interests were converted into a holding in CSR ordinary shares and in options to acquire CSR ordinary shares.

At 14 July 2009, Mr Quigley’s interest comprised 11,509 CSR ordinary shares.

The interest of Mr Quigley at 14 July 2009 in options to acquire shares in CSR are shown below.

Date of Grant	Options held	Exercise price
29 January 2007	35,568	19.54
29 January 2007	8,892	0.001
24 April 2007	2,223	0.001
24 April 2007	3,705	20.67
29 April 2008	51,870	4.62
29 April 2008	25,935	0.001
8 May 2009	22,230	0.001
8 May 2009	66,690	2.790

EXHIBIT 1.2

CSR plc

Interests of a PDMR in Ordinary Shares and Options

On 26 June 2009, CSR plc (‘CSR’) announced the completion of the merger between Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR and SiRF Technology Holdings, Inc, (‘SiRF’) which resulted in SiRF becoming a wholly owned subsidiary of CSR.

In connection with the completion of the merger, CSR has made certain appointments to executive functions creating additional PDMR’s.

Mr Ahmet Alpdemir has been appointed a PDMR of CSR. Prior to the merger, Mr Alpdemir did not hold any interest in the common stock of SiRF but held options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which have been assumed by CSR.

With effect from completion, these interests were converted into options to acquire CSR ordinary shares.

At 14 July 2009, Mr Alpdemir’s did not hold any CSR ordinary shares.

The interest of Mr Alpdemir at 14 July 2009 in options to acquire shares in CSR are shown below.

Date of Grant	Options held	Exercise price
24 February 2009	74,100	1.61
24 February 2009	55,575	0.001
8 May 2009	16,302	0.001
8 May 2009	48,906	2.790

EXHIBIT 1.3

CSR plc

Interests of a PDMR in Ordinary Shares and Options

On 26 June 2009, CSR plc (‘CSR’) announced the completion of the merger between Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR and SiRF Technology Holdings, Inc, (‘SiRF’) which resulted in SiRF becoming a wholly owned subsidiary of CSR.

In connection with the completion of the merger, CSR has made certain appointments to executive functions creating additional PDMR’s.

Mr Adam Dolinko has been appointed a PDMR of CSR. Prior to the merger, Mr Dolinko held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which have been assumed by CSR.

With effect from completion, these interests were converted into a holding in CSR ordinary shares and in options to acquire CSR ordinary shares.

At 14 July 2009, Mr Dolinko’s interests comprised 7,936 CSR ordinary shares.

The interest of Mr Dolinko at 14 July 2009 in options to acquire shares in CSR are shown below.

Date of Grant	Options held	Exercise price
21 April 2008	17,784	0.001
21 April 2008	26,676	5.05
8 May 2009	16,302	0.001
8 May 2009	48,906	2.790